Form C-AR – Orange Pill App Inc. – FY2025

Company information

Name of Issuer: Orange Pill App Inc.

Legal Status of Issuer

Form of Entity: Corporation

Jurisdiction of Incorporation/Organization: Delaware

Date of Incorporation: January 4, 2023

Physical Address: 724 11th Street, Santa Monica, CA, 90402

Website: https://www.cluborange.org/

Industry: Blockchain and Cryptocurrency

Name of Intermediary: Thunder Funder Portal LLC

Directors:

Name: Matteo Pellegrini

Dates of Board Service: 1/3/2023 to Present

Principal Occupation: Co-Founder, CEO

Employer: Orange Pill App Inc.

Dates of Service: 1/3/2023 to Present

Employer's principal business: Bitcoin Social App

Officers:

Name: Matteo Pellegrini
Title: Chief Executive Officer (CEO)
Dates of Service: 1/3/2023 to Present
Responsibilities: Operations, financials, accounting, taxes, and overall company strategy

Name: Federico Frappi
Title: Chief Technology Officer (CTO)

Dates of Service: May 2022 - Current
Responsibilities: Technology strategy, product development, and engineering team management

Name: Brian De Mint
Title: Chief Marketing Officer (CMO)
Dates of Service: Jan 2023 - Current
Responsibilities: Marketing, growth, sales

Name: Lukasz Zienkiewicz
Title: Chief Financial Officer (CFO)
Dates of Service: Aug 2023 - Current
Responsibilities: Finances, budgeting, capital allocation, payments

Business description

Orange Pill App Inc. is developing a geolocated social network that connects Bitcoiners with each other, events, and merchants. The app aims to solve the problem of local discovery and coordination for Bitcoin enthusiasts.

Key features of the app include:

1. Networking: Users can connect with other Bitcoiners for dating, friendships, and professional networking.

2. Events: Users can create, discover, and attend Bitcoin-related events.

3. Businesses: Merchants and professionals can create business accounts to offer products and services to the Bitcoin community.

4. Search: Users can search for other users, events, and businesses based on various criteria.

The Company's business model is based on membership fees and commissions from ticket sales for events. They offer various pricing tiers for individual users and businesses:- Individual memberships (monthly, annual, and lifetime), Business accounts (monthly, annual, and lifetime), and Event commissions: 6.15% of ticket sales.

The Company rebranded to "Club Orange" in 2025 and now operates under this brand.

What happened in 2025

During 2025, the Company focused on product development, user experience improvements, and community expansion.

1) Launched Bitcoin wallet, including features like:
    a. Mass zapping,
    b. Geo zapping,
    c. Invoice creation
2) Onboarded city ambassadors in: London, New York City, San Francisco and Vancouver.
3) Launched voice messages and calls as well as video messages.
4) Hired Director of events.
5) Launched city feeds.
6) Optimized onboarding flow and profiles on the app stores.
7) Rebranded to Club Orange in November.
8) Reached over 19 000 members and over 90 000 downloads.

Financial condition

The Company continues to operate with a focus on maintaining a sustainable cost structure and supporting ongoing platform development. Revenues from subscriptions and related activities have contributed to covering a significant portion of operating expenses.

During the year, the Company maintained disciplined expense management and continued to strengthen its treasury position, providing a solid liquidity runway.

The Company remains focused on long-term development and strategic growth initiatives.

Use of proceeds

The proceeds from the Regulation Crowdfunding offering were allocated to support team expansion, marketing and sales activities, and general operational expenses, consistent with the use of proceeds described in the original offering statement.

Proceeds have been applied across these areas and to the Company's treasury in support of long-term operational flexibility and future investments. The Company maintains a treasury strategy under which the majority of its treasury assets are held in Bitcoin.

Risk Factors

Key business risks include:

1. Bitcoin market volatility: The app's success is tied to the Bitcoin ecosystem, which can be highly volatile. Fluctuations in Bitcoin's value could affect user engagement and the overall health of the Bitcoin community.

2. Regulatory uncertainty: Changes in cryptocurrency regulations could impact the app's operations. New laws or restrictions on Bitcoin-related activities could limit the app's functionality or user base.

3. Competition: The social networking and event management space is highly competitive. Existing platforms or new entrants could develop similar features, potentially impacting user acquisition and retention.

4. Technological risks: As a technology-based company, Club Orange (formerly Orange Pill App) faces risks related to software development, cybersecurity, and platform stability. Any significant technical issues or data breaches could harm the company's reputation and user trust.

5. User adoption and retention: The success of the app depends on continued user growth and engagement. Failure to attract and retain users could negatively impact revenue and growth prospects.

6. Dependence on key personnel: The company relies heavily on its founders and core team. The loss of key team members could disrupt operations and slow development.

7. Financial sustainability: The company is currently operating at a loss and may require additional funding beyond this offering to achieve profitability and fund growth initiatives.

8. Reliance on third-party platforms: The app's distribution depends on app stores, which could change their policies or fees, potentially affecting the company's operations or profitability.

Description of Issuer's Securities (as of 2025/12/31)

Class of Security: Common Stock

Securities (or Amount) Authorized: 10,000,000

Securities (or Amount) Outstanding: 6,783,000

The Company did not enter into any material related-party transactions during the period.

Financial statements

Income Statement for the year ended December 31, 2025

Total revenue	$	182,687
Cost of revenue	$	18,439
Gross profit	**$**	**164,248**
Total Operating Expenses	**$**	**247,821**
Other income (expense)	**$**	**111,528**
Net income	**$**	**27,955**

Balance Sheet as of December 31, 2025

Cash / equivalents	$	18,669
Digital assets	$	524,926
Other assets (net)	$	(4,939)
Total assets	**$**	**538,655**
Liabilities	$	71,032
Equity	$	467,623
Total liabilities and equity	**$**	**538,655**

The Company generated a low level of net cash outflow from operations during the year (approximately $12k), reflecting a disciplined cost structure and the ability to support a significant portion of expenses through operating activity.

Signature

Pursuant to the requirements of Regulation Crowdfunding, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this report to be signed on its behalf.

Orange Pill App Inc.

By: _____

Name: Matteo Pellegrini

Title: Chief Executive Officer

Date: 4/10/2026

The Company will make this annual report available on its website at:

https://www.cluborange.org/